Exhibit 77(D)

Change in Investment Policy
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Scudder Development Fund will not invest more than 10% of its total assets in securities which are not readily marketable, the disposition of which is restricted under Federal securities laws or in repurchase agreements not terminable within 7 days, and the Fund will not invest more than 10% of its total assets in restricted securities.